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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12b-25

                        Commission File Number 000-20364

                           NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K    [  ] Form 11-K   [  ] Form 20-F   [X] Form 10-Q
              [  ] Form N-SAR

         For Period Ended: June 30, 2002

[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

         For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  ePresence, Inc.
Former name if applicable:  Banyan Systems Incorporated
Address of principal executive office (Street and number): 120 Flanders Road City, state and zip code: Westboro, MA 01581

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
        [X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c)   The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on July 3, 2002, ePresence, Inc. changed independent public accountants from Arthur Andersen LLP ("Andersen") to Ernst & Young LLP ("E&Y") effective June 28, 2002. As a result of this change, the Registrant has participated with Andersen and E&Y to transition financial statement review for reporting periods beginning April 1, 2002.

In addition, as previously reported in the Registrant's Current Report on Form 8-K filed with the Commission on July 25, 2002, ePresence, Inc. is undergoing a re-audit for fiscal 2001 due to the consolidation of the results of Switchboard Incorporated, a majority owned subsidiary of the Registrant ("Switchboard"), and because Switchboard intends to restate its financial statements for 2001 as reported in Switchboard's press release on July 25, 2002.

The timing of the transition from Andersen to E&Y and the re-audit of 2001 currently being conducted by E&Y, has impacted the completion of preparation of the Registrant's interim financial statements and Quarterly Report on Form 10Q for the quarter ended June 30, 2002. Accordingly, the Registrant is filing this 12b-25 submission to notify the Commission that it intends to file its Quarterly Report subsequent to August 14, 2002.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Richard M. Spaulding, Sr. Vice President and Chief Financial Officer 508-898-1000

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes      [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes      [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant released its consolidated financial results, including the financial results for Switchboard, for the quarter ended June 30, 2002 on July 25, 2002, announcing total revenue of $12.0 million and a net loss of approximately $(3.0) million, or $(0.13) per share. It also announced that as of June 30, 2002, it had approximately $111.7 million in cash and marketable securities on a consolidated basis.

As noted above the Registrant is currently undergoing a re-audit for fiscal 2001 and, accordingly, no comparison can be made between the Registrant's operating results for the second quarter of 2002 and those for the corresponding period of 2001 until the re-audit of 2001 is complete.



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                                 ePresence, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2002            By: /s/ Richard M. Spaulding
                                       -----------------------------------------
                                       Name:  Richard M. Spaulding
                                       Title: Senior Vice President &
                                              Chief Financial Officer, Treasurer
                                              and Clerk (Principal Financial
                                              Officer and Principal Accounting
                                              Officer)


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